

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 12, 2009

J. Devitt Kramer, Esq.
Senior Vice President, General Counsel and Secretary
Education Management Corporation
210 Sixth Avenue, 33rd Floor
Pittsburgh, Pennsylvania 15222

Re: **Education Management Corporation**
Amendment No. 3 to Form S-1
Filed February 23, 2009
File No. 333-148259

Dear Mr. Kramer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 14

If regulators do not approve transactions involving a change of control…, page 19

1. We note your disclosure in this risk factor that you have received confirmation from all but one of the applicable state educational agencies that authorizes or licenses your schools that the offering will not constitute a change of control under their respective standards. Please revise your disclosure to indicate whether you expect to receive such confirmation from the one state which has not confirmed that the offering is not a change of control prior to the confirmation of the offering and discuss the consequences if you do not receive such a confirmation.

<u>If our students were unable to obtain private loans from third party lenders…, page 20</u>

2.   We note your disclosure that, effective January 1, 2009, you have entered into an agreement with Sallie Mae to provide student loans to your current students that replaces an agreement that expired in December, 2008. Please discuss your plans for a further agreement when the current agreement expired on May 31, 2009 and whether you are considering any alternative arrangements in lieu of such an agreement.

<u>Use of Estimates and Critical Accounting Policies</u>

<u>Impairment of Goodwill and Indefinite-Lived Intangible Assets, page 68</u>

3.   We note that goodwill accounted for 63% of total assets as of December 31, 2008. You disclose that no impairment charges were recorded as a result of the annual goodwill impairment test, but you did not disclose when the annual impairment test was performed. Given the general tightening of the credit markets and decline of the economy as disclosed in your risk factors at pages 22 and 23, tell us when you performed your annual impairment test and whether you performed subsequent interim impairment tests. If you did not, tell us why, addressing the factors in paragraph 8 of SFAS 144. You should discuss in your critical accounting policies and estimates the factors you considered in determining why no interim impairment under SFAS 142 was required.

In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

• Provide a more detailed description of the steps you perform to review goodwill for recoverability.

• Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

• Tell us the amount by which the fair value of each of your reporting units exceeds its carrying value.

• Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose at a minimum:

1) the discount rates for each reporting unit and how those discount rates were determined,
2) how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and
3) your consideration of any market risk premiums.

- Describe changes to the assumptions and methodologies, if any, since your annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

- Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

- In addition, if the fair value of any of your reporting units does not exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Note 2 – Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, page F-10

4. We note that tradenames and accreditations accounted for 10% of total assets as of December 31, 2008. Disclose the timing of your annual impairment test and whether you performed a subsequent interim impairment evaluation. If no interim impairment test was performed, you should discuss in your critical accounting policies and estimates the factors you considered in determining why no interim impairment testing under SFAS 142 was required. In light of the significance of these intangible assets, you should provide robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of indefinite lived intangible assets.

* * * *

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551-3273 or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Ronald D. West, Esq.
       K&L Gates LLP
       Via Facsimile: (412) 355-6501